
March 20, 2012

Via facsimile
Mr. David R. Callen, Vice President, Finance and Treasurer
Ethan Allen Interiors, Inc.
Ethan Allen Drive
Danbury, CT 06811

Re: Ethan Allen Interiors, Inc.
Form 10-K for the fiscal year ended June 30, 2011
Filed August 18, 2011
File No. 1-11692

Dear Mr. Callen:

We have reviewed your response to our letter dated February 28, 2012 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Fiscal 2011 compared to Fiscal 2010, page 24

Interest and Other Income, net, page 26

We have read your response to prior comment two of our letter dated February 28, 2012. It remains unclear to us how you have determined that a $1.5 million adjustment would not have been material to your previously reported results. Please provide a more detailed analysis explaining how you have determined this adjustment would not have been material, both quantitatively and qualitatively on a quarterly and annual basis.

You may contact Mindy Hooker at (202) 551-3732 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief